Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

04012588

3 February 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624

2 pages to follow

Re: Rule 12g3-2(b) *(82-4295)*

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Coolgardie Gold Project – Resources & Reserves as at 31 December 2004
dated 3 February 2004

Yours faithfully

M P WRIGHT
Executive Director

dlw 2/4

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

3 February 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

Herald 50%

RE: COOLGARDIE GOLD PROJECT – RESOURCES & RESERVES AS AT 31 DECEMBER 2003

Manager MPI Mines Ltd have announced as follows:

Approximately 28,000 oz were mined from reserves in the six months to 31 December 2003. The overall reserve has reduced by 22,000 oz. The net increase of 6,000 oz reflects an additional level to be mined at Empress underground.

RESOURCES

	Measured		Indicated		Inferred		Total		
	tonnes ,000	Grade Au g/t	tonnes ,000	Grade Au g/t	tonnes ,000	Grade Au g/t	tonnes ,000	Grade Au g/t	In situ Au oz ,000
Herald Resources (1)									
Open Pit	270	1.5	7,194	1.6	2,200	1.7	9,600	1.7	510
Underground	140	4.3	230	4.4			370	4.4	52
TOTAL Herald Resources							10,000	1.8	560
JV Resources (2)									
JV Underground					89	5.1	90	5.1	14
JV Open Pit					169	1.6	170	1.6	9
Low Grade Stocks	1,500	0.8					1,500	0.8	37
TOTAL JV Resources							1,700	1.1	60
TOTAL Resource Ounces									620

RESERVES

	Proved		Probable		Total		
	tonnes ,000	Grade Au g/t	tonnes ,000	Grade Au g/t	tonnes ,000	Grade Au g/t	In situ Au oz ,000
Total Open Pit Reserve (1)			980	1.8	980	1.8	56
Empress North U/G (2)			210	6.6	210	6.6	44
Surface Stocks (2)			30	5.9	30	5.9	6
TOTAL Reserve			1,200	2.7	1,200	2.7	110

Note: Coolgardie Resources are exclusive of Reserves.
Resources and Reserves are quoted to two significant figures.

(1) Reserves and Resources subject to royalty payment under purchase agreement with Herald.
(2) Reserves and Resources defined by the MPI/Pittston JV are not subject to any royalty payment to Herald.

The mineral resources and ore reserves for Coolgardie are based on information compiled by D Fredericksen and B Kirkpatrick who are members of the Australasian Institute of Mining and Metallurgy. D Fredericksen and B Kirkpatrick have the relevant experience as 'competent persons' as defined in the Australasian Code for Reporting of Mineral Resources and Ore Reserves in relation to the mineralisation being reported on. D Fredericksen is a full time employee of MPI Mines Ltd and consents to the inclusion of material in the form and content in which it appears. B Kirkpatrick is an employee of Herald Resources Ltd and consents to the inclusion of material in the form and content in which it appears.

Yours faithfully

M WRIGHT
Executive Director